                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                         Commission file number: 1-3004



                             Illinois Power Company
                           Incentive Savings Plan for
                      Employees Covered Under a Collective
                              Bargaining Agreement
                            (Full title of the plan)

                                   Dynegy Inc.
                                 1000 Louisiana
                                   Suite 5800
                              Houston, Texas 77002

                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN FOR EMPLOYEES
                 COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT


                          INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL INFORMATION,
                           DECEMBER 31, 2001 AND 2000

                                                                                                 PAGE NO.
                                                                                                 --------
INDEPENDENT AUDITORS' REPORTS                                                                        1


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits
         as of December 31, 2001 and 2000                                                            4

         Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2001.                                                       5


NOTES TO FINANCIAL STATEMENTS                                                                        6


SUPPLEMENTAL INFORMATION

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2001                                                                    14

         Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.


SIGNATURE                                                                                           20

EXHIBITS - The exhibits filed in connection with Annual Report are as follows:

         Exhibit 1 - Consent of McConnell & Jones LLP                                               21

         Exhibit 2 - Consent of PriceWaterhouseCoopers LLP                                          22

                          INDEPENDENT AUDITORS' REPORT


To the Dynegy Inc. Benefit Plans Committee for the Illinois Power Company Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement


We have audited the accompanying statement of net assets available for benefits of Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ McConnell & Jones LLP


Houston, Texas
June 14, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Illinois Power Company
Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the "Plan") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
September 28, 2001

                            ILLINOIS POWER COMPANY
                     INCENTIVE SAVINGS PLAN FOR EMPLOYEES
                COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 2001 AND 2000

                                                  2001                   2000
                                               ------------          ------------
ASSETS:
 Investments:
  Cash and temporary cash investments          $    550,440          $    886,155
  Investments at fair value                     113,609,999           181,482,741
  Participant loans                               3,220,382             3,148,746
                                               ------------          ------------

     Total investments                          117,380,821           185,517,642
                                               ------------          ------------

Receivables:
  Dividends and interest receivable                     810                 4,338
  Employer contributions receivable                 142,617               278,012
                                               ------------          ------------

     Total receivables                              143,427               282,350
                                               ------------          ------------

     TOTAL ASSETS                               117,524,248           185,799,992

LIABILITIES:
  Accrued expenses                                       85                   -
                                               ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS              $117,524,163          $185,799,992
                                               ============          ============

     The accompanying notes are an integral part of the financial statements

                             ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN FOR EMPLOYEES
                 COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
  Additions to net assets attributed to:
    Contributions:
      Employee                                                $   6,298,051
      Employer                                                    1,918,476
                                                              -------------

      Total contributions                                         8,216,527
                                                              -------------

Investment Income:
    Dividend and interest income                                  2,700,030
    Interest on participant loans                                   303,300
                                                              -------------

      Total investment income                                     3,003,330
                                                              -------------

      TOTAL ADDITIONS                                            11,219,857
                                                              -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments                65,249,582
    Benefit payments                                             11,825,965
    Administrative expenses                                          30,758
                                                              -------------

      TOTAL DEDUCTIONS                                           77,106,305
                                                              -------------

DECREASE IN NET ASSETS BEFORE TRANSFERS                         (65,886,448)

PLAN-TO-PLAN TRANSFERS, NET                                      (2,389,381)
                                                              -------------

NET DECREASE                                                    (68,275,829)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR            185,799,992
                                                              -------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $ 117,524,163
                                                              =============


     The accompanying notes are an integral part of the financial statements

                             ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN FOR EMPLOYEES
                 COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


1.       DESCRIPTION OF PLAN

         The following description of the Illinois Power Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement is sponsored and administered by Illinois Power Company (the "Company" or "Plan Administrator"). The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts ("Fidelity") became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. On February 1, 2000, Illinova Corporation, the parent company, merged with Dynegy Inc. As a result of the merger, a one-for-one conversion of Illinova common stock into Dynegy common stock occurred on the effective date of the merger.

         PARTICIPATION

         All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

         PLAN CHANGES AND AMENDMENTS

         Effective January 1, 2002, the Plan was amended and restated. The Plan also changed recordkeepers and trustees from Fidelity to Vanguard Institutional Client Services Group. As a result, the investment options offered to the Plan's participants changed. In order to facilitate this transition, it was necessary to impose a "Quiet Period" as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on December 20, 2001 (November 30, 2001 for hardship withdrawals) and ended on January 18, 2002. During this period, requests for and processing of, distributions, withdrawals, and loans were temporarily suspended. In addition, participants were unable to change investment designations with respect to future or existing allocations.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         CONTRIBUTIONS

         Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

         Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time.

         The Company contributes a monthly match to the Plan equal to 50% of the participants' monthly before-tax contributions, up to 6% of the employee's base earnings for the month. All Company matching contributions are made in units of Dynegy common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Note 5 for more information.

         The Company has an Incentive Compensation arrangement in which all participants employed by the Company on the last day of the Plan year are eligible to earn cash and Dynegy stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

         Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

         ESOP

         In October 1990, the Board of Directors authorized amendments to the Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois

         Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plan and the Illinois Power Company Incentive Saving Plan. Unallocated shares are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by the Company, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan. The loan was paid-off during 2000 and the remaining unallocated shares were allocated to eligible employees during 2001. Total shares allocated to bargaining unit employees for matching contributions and company incentive contributions totaled 550,181 and 402,216 as of December 31, 2001, respectively.

         DISTRIBUTIONS

         Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Dynegy common stock.

         FORFEITURES

         Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions.

         LOANS

         The Plan allows participants to borrow from their before-tax accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 2001, the interest rate ranged from 7.75% to 10.50%. The rate for 2000 ranged from 9.50% to 10.50%.

         All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

         PLAN-TO-PLAN TRANSFERS

         Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participant's shift out of or into positions covered by a collective bargaining agreement. These transfers are shown on the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

         PLAN TERMINATION

         The right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying Plan financial statements are prepared on the accrual basis of accounting.

         INVESTMENTS

         Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

         INCOME

         Interest and dividend income is recorded as earned.

         Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Dynegy common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the Net Appreciation/(Depreciation) in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

         EXPENSES

         Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

         INCOME TAXES

         The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

         DISTRIBUTION OF BENEFITS

         Distributions of benefits are recorded when paid.

3.       INVESTMENTS

         Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

         Investments at fair value as determined by quoted market price:

                                                             FAIR VALUE AT DECEMBER 31,
                                                      ----------------------------------------
                                                           2001                      2000
                                                      --------------            --------------
    Dynegy Common Stock                               $  40,445,244*            $  90,448,602*
    Fidelity Equity Income Fund                          16,715,384                19,097,945
    Fidelity Independence Fund                           26,001,685                39,372,187
    Fidelity Managed Income Portfolio                    13,381,697                12,693,619

              * Includes both participant-directed and non-participant directed amounts. During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $65,249,582 as follows:

            Mutual funds                                  $    15,063,537
            Common stock                                       50,186,045
                                                          ---------------
                                                          $    65,249,582
                                                          ===============

4.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.


5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         All funds in the Plan are participant directed, with the exception of the Stock Fund, which is partially nonparticipant-directed as pertains to the Company match and incentive compensation features of the Plan. Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - STOCK FUND

                                                           DECEMBER 31,
                                                 --------------------------------
                                                    2001                  2000
                                                 -----------          -----------
ASSETS:
  Investments:
    Cash and temporary cash investments          $   357,810          $   626,340
    Investments at fair value                     40,445,244           90,448,602
                                                 -----------          -----------

    Total investments                             40,803,054           91,074,942
                                                 -----------          -----------

  Receivables:
    Dividends and interest receivable                    810                4,338
    Employer contributions receivable                142,617              278,012
                                                 -----------          -----------

    Total receivables                                143,427              282,350
                                                 -----------          -----------

      TOTAL ASSETS                                40,946,481           91,357,292

LIABILITIES:
  Accrued expenses                                        85                 --
                                                 -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                $40,946,396          $91,357,292
                                                 ===========          ===========

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -  STOCK FUND

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
ADDITIONS:
  Additions to net assets attributed to:
    Contributions:
      Employee                                                $    429,578
      Employer                                                   1,918,476
                                                              ------------

      Total contributions                                        2,348,054
                                                              ------------

  Investment income:
    Dividend and interest income                                   516,804
    Interest on participant loans                                   32,136
                                                              ------------

      Total investment income                                      548,940
                                                              ------------

  Loan repayments                                                  131,015
                                                              ------------

      TOTAL ADDITIONS                                            3,028,009
                                                              ------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments               49,786,165
    Benefit payments                                             4,329,682
    Loan withdrawals                                               151,603
    Administrative expenses                                          2,164
    Forfeiture                                                          75
                                                              ------------

      TOTAL DEDUCTIONS                                          54,269,689
                                                              ------------

DECREASE IN NET ASSETS BEFORE TRANSFERS                        (51,241,680)

PLAN-TO-PLAN TRANSFERS, NET                                       (647,872)

FUND TO FUND TRANSFERS                                           1,478,656

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR            91,357,292
                                                              ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                $ 40,946,396
                                                              ============

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                          DECEMBER 31,
                                                                                --------------------------------
                                                                                    2001               2000
                                                                                ------------      --------------
        Net assets available for benefits per the financial statements
                                                                                $117,524,163      $  185,799,992
        Accrued distributions of benefits                                                 -               73,238
                                                                                ------------      --------------

        Net assets available for benefits per the Form 5500                     $117,524,163      $  185,726,754
                                                                                ============      ==============

        The following is a reconciliation of benefits distributed to participants per the financial statements to Form 5500:

                                                                                        December 31,
                                                                                            2001
                                                                                     ------------------
        Distribution of benefits per the financial statements                        $       11,825,965
        Less: Accrued distribution of benefits at December 31, 2000                             (73,238)
                                                                                     ------------------

        Distribution of benefits per the Form 5500                                   $       11,752,727
                                                                                     ==================

7.       SUBSEQUENT EVENT

         Subsequent to December 31, 2001, the per share market price of Dynegy Inc. common stock declined from $25.50 as of December 31, 2001 to $8.07 as of June 14, 2002. As of June 14, 2002, the fair value of the Plan's investments totaled $84,644,904 including Dynegy Inc. common stock totaling $13,622,781.

                             ILLINOIS POWER COMPANY
                      INCENTIVE SAVINGS PLAN FOR EMPLOYEES
                 COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT


                    EIN:     94-3248415            PN:   006


           Schedule H, Line 4: - Schedule of Assets (Held at End of Year)

                             As of December 31, 2001

DESCRIPTION                                                              COST                      FAIR VALUE
---------------------------------------------------------------   -------------------         ----------------------
COMMON STOCK:
   * Dynegy Common Stock                                               $23,856,153                 $ 40,445,244

MUTUAL FUNDS:
   * Dreyfus Founders Growth Fund                                         **                          1,437,717
   * Fidelity Equity Income Fund                                          **                         16,715,384
   * Fidelity Independent Fund                                            **                         26,001,685
   * Fidelity Asset Manager Income Fund                                   **                            610,509
   * Fidelity Asset Manager Growth Fund                                   **                          3,106,861
   * Fidelity Asset Manager Fund                                          **                          4,837,067
   * Fidelity International Growth and Income Fund                        **                          1,620,159
   * Fidelity Managed Income Portfolio Fund                               **                         13,381,697
   * Fidelity US Equity Index Commingled Pool                             **                          3,030,028
   * CS Emerging Growth Co. Fund                                          **                            927,516
   * USAA International Fund                                              **                            194,944
   * Fidelity Retirement Money Market Fund                                **                             17,190
                                                                                              ----------------------
                                                                                                   $ 71,880,757

   LOANS:
   * Participant Loans - various maturities and                           **                       $  3,220,382
      interest rates ranging from 7.75% to 10.5%*

SELF DIRECTED BROKERAGE ACCOUNTS:
   *ACT Manufacturing Inc.                                                **                                525
   *ANC Rent Corp.                                                        **                                  8
   *AOL Time Warner Inc.                                                  **                              6,420
   *AT&T Corp.                                                            **                              1,270
   *AT & T Wireless                                                       **                              1,811

                                       14

   SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
   *Abraxas Pete Corp.                                                    **                              5,544
   *Active Power Inc.                                                     **                              2,720
   *Advanced Communications Technologies                                  **                                341
   *Alcoa Inc.                                                            **                              1,955
   *American Century Income & Growth Fund                                 **                              6,040
   *Amgen Inc.                                                            **                             33,864
   *Anheuser Busch Cos Inc.                                               **                             11,330
   *Applied Materials Inc.                                                **                              4,010
   *Ariba Inc.                                                            **                              6,160
   *Artemis International Solutions Corp.                                 **                                175
   *Atmel Corp.                                                           **                              4,422
   *Autonation Inc.                                                       **                              6,165
   *Avaya Inc.                                                            **                                450
   *Bea Sys Inc.                                                          **                             13,860
   *Bethlehem Steel Corp.                                                 **                                225
   *Broadcom Corp.                                                        **                                940
   *Broadvision Inc.                                                      **                              1,370
   *Calpine Corp.                                                         **                              1,427
   *Capstone Turbine Corp.                                                **                              1,758
   *China Continental Inc.                                                **                                110
   *Cisco Systems Inc.                                                    **                             35,242
   *Copper Mountain Networks                                              **                              1,817
   *Corning Inc.                                                          **                              1,791
   *Cyber Mark International Corp.                                        **                                 50
   *Cypress Semiconductor Corp.                                           **                              1,993
   *Dectron Internationale Inc.                                           **                                990
   *Dell Computer Corp.                                                   **                              8,154
   *Delta Apparel Inc.                                                    **                                627
   *Delta Woodside Industries Inc.                                        **                                440
   *Walt Disney Company                                                   **                              2,072
   *Dollar General Corp.                                                  **                                745
   *Drexler Technology Corp.                                              **                              2,496
   *Dynegy Inc.                                                           **                             82,416
   *E Digital Corp.                                                       **                              4,800
   *Earthlink Inc.                                                        **                              9,898
   *Echelon Corp.                                                         **                              4,248
   *8x8 Inc.                                                              **                              1,780
   *Enron Corp.                                                           **                              1,457
   *Ericsson LM Telephone Company                                         **                                626
   *Fidelity Investment Worldwide Fund                                    **                              6,190

                                       15

   SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
   *Fidelity Growth Company Fund                                          **                              3,905
   *Fidelity Aggregate Growth Fund                                        **                             10,963
   *Fidelity Select Technology                                            **                             16,319
   *Fidelity Select Networking  & Infrastructure                          **                              5,261
   *Fidelity Select Utilities                                             **                              3,548
   *Fidelity Select Developing Communications                             **                             13,241
   *Fidelity Select Biotechnology Fund                                    **                             31,983
   *Fidelity Select Software & Computer Fund                              **                             17,964
   *Fidelity Select Electronics Fund                                      **                             33,878
   *Fidelity Select Computers Fund                                        **                              8,044
   *Firsthand E-Commerce                                                  **                             58,515
   *Fleetwood Enterprises Inc.                                            **                              1,133
   *Fonix Corp.                                                           **                                528
   *Frederick Brewing Co.                                                 **                                 32
   *General Electric Corp.                                                **                             24,048
   *Genesis Microchip Inc.                                                **                                860
   *Globespan Virata Inc.                                                 **                              6,190
   *Grand Prix Funds Inc.                                                 **                              1,643
   *Handspring Inc.                                                       **                                674
   *Harley Davidson Inc.                                                  **                              5,431
   *Hearx Ltd.                                                            **                                800
   *Hyseq Inc.                                                            **                              2,316
   *Imax Corp.                                                            **                             10,464
   *Imagis Technologies Inc.                                              **                              1,330
   *Infospace Com Inc.                                                    **                              3,075
   *Inktomi Corp.                                                         **                              2,684
   *Instinet Group Inc.                                                   **                              7,035
   *Intel Corp.                                                           **                              3,460
   *Interdigital Communications Corp.                                     **                             37,830
   *International Rectifier Corp.                                         **                              1,744
   *Intrusion Com Inc.                                                    **                                344
   *Invesco Telecommunications                                            **                              5,157
   *Isco International Inc.                                               **                                 80
   *JDS Uniphase Corp.                                                    **                              2,821
   *Janus Worldwide Fund                                                  **                              1,380
   *Janus Investment Twenty Fund                                          **                             27,558
   *Janus Global Life Sciences Fund                                       **                             18,957
   *Janus Olympus Fund                                                    **                             18,777
   *Janus Investment Enterprise Fund                                      **                              6,219
   *Janus Mercury Fund                                                    **                             10,966

                                       16

   SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
   *Juniper Networks Inc.                                                 **                              1,895
   *Kemet Corp.                                                           **                              1,775
   *Kopin Corp.                                                           **                                560
   *Lante Corp.                                                           **                              1,210
   *Legato Systems Inc.                                                   **                              1,297
   *Legend Holdings Ltd.                                                  **                                510
   *Loudeye Technologies Inc.                                             **                                366
   *Lucent Technology Inc.                                                **                              4,221
   *Macrochem Corp.                                                       **                              6,100
   *Manugistics Group Inc.                                                **                             10,540
   *Medtronic Inc.                                                        **                             20,484
   *Meltronix Inc.                                                        **                                 76
   *Metlife Inc.                                                          **                             15,840
   *Microsoft Corp.                                                       **                             38,094
   *Mirant Corp.                                                          **                              3,204
   *Modem Media Poppe Tyson Inc.                                          **                                670
   *Monaco Coach Corp.                                                    **                              3,281
   *Motorola Inc.                                                         **                              7,510
   *Nabi Biopharmaceuticals                                               **                              4,128
   *Nasdaq 100 Trust Unit Series 1                                        **                            176,340
   *Ness Energy International Inc.                                        **                              1,830
   *Nokia Corp.                                                           **                              5,397
   *Nortel Networks Corp.                                                 **                                388
   *1 800 Flowers Com Inc.                                                **                              1,560
   *Oracle Sys Corp.                                                      **                              3,591
   *Oppenheimer Global Fund                                               **                              2,365
   *PBHG Large Cap Growth Fund                                            **                             33,795
   *PBHG Select Equity Fund                                               **                              5,046
   *PBHG Technology & Communications Fund                                 **                              5,427
   *PBHG Funds Income Managed Cap Vl                                      **                             21,369
   *PBHG Large Cap Vl                                                     **                             19,577
   *PBHG Large Cap 20 Fund                                                **                             30,966
   *Palm Inc.                                                             **                              3,391
   *Paradigm Advanced Technology Inc                                      **                                907
   *Pet Quarters Inc.                                                     **                                128
   *Pfizer Inc.                                                           **                             21,720
   *Pilgrim Worldwide Growth A                                            **                              1,921
   *Plug Power Inc.                                                       **                                262
   *Profunds Ultrabear Investments                                        **                                 75
   *Psinet Inc.                                                           **                                  3

                                       17

   SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
   *Putnam OTC Emerging Growth                                            **                                994
   *Putnam New Opportunities Class B                                      **                              2,217
   *Qualcomm Inc.                                                         **                              3,535
   *Razorfish Inc.                                                        **                                 22
   *Reliance Group Holdings Inc.                                          **                                160
   *Rent Way Inc.                                                         **                              2,995
   *Saf T Lok Inc.                                                        **                                 11
   *Samaritan Pharmaceuticals                                             **                                130
   *Seligman Communications & Information                                 **                              2,825
   *Service Corp. International                                           **                              1,996
   *Serviceware Technologies Inc.                                         **                                480
   *Soloman Alliance Group Inc.                                           **                                650
   *Stockscpe.Com Technologies Inc.                                       **                                 90
   *Stratesec Inc.                                                        **                              1,740
   *Strong Equity Growth Fund                                             **                                825
   *Strong Enterprise Fund                                                **                              5,892
   *Sunbeam-Oster Inc.                                                    **                                 26
   *Sykes Enterprises Inc.                                                **                                934
   *Syquest Technology Inc.                                               **                                  1
   *Tellabs Inc.                                                          **                              4,488
   *Teraforce Technology Corp.                                            **                              1,231
   *Theglobe Com Inc.                                                     **                                 11
   *3com Corp.                                                            **                                319
   *Tippingpoint Technologies Inc.                                        **                              1,465
   *Titan Corp.                                                           **                              2,495
   *Trism Inc.                                                            **                                  1
   *Tut Systems Inc.                                                      **                                232
   *Tyco Intl Ltd.                                                        **                              5,890
   *VDC Communications Inc.                                               **                                  1
   *ValiCert Inc.                                                         **                              1,929
   *Van Wagoner Post-Venture Fund                                         **                              1,392
   *Van Wagoner Technology Fund                                           **                              1,191
   *Verticalnet Inc.                                                      **                                 70
   *Vertical Computer Systems Inc.                                        **                                 55
   *Vodafone Group Plc                                                    **                              1,130
   *Wal Mart Stores Inc.                                                  **                             46,040
   *Washington Mutual Inc.                                                **                             16,350
   *Worldcom Inc.                                                         **                             16,192
   *Worldcom Inc. (MCI Group)                                             **                                588
   *Fresh Del Monte Produce Inc.                                          **                              1,505

                                       18



SELF DIRECTED BROKERAGE ACCOUNTS: (CONTINUED)
   *Global Crossing Ltd.                                             **                                160
   *Globalstar Telecom Ltd.                                          **                                 32
                                                                                         ---------------------
                                                                                                 1,283,998

        TOTAL                                                                                $ 116,830,381
                                                                                         =====================

         *    A party-in-interest to the Plan
         **   Cost not required for participant directed investments

    The accompanying notes are an integral part of the financial statements

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.


                                   Illinois Power Company
                                   Incentive Savings Plan
                                   For Employees Covered Under a
                                   Collective Bargaining Agreement

                                   By:      /s/ Ron Oliver


                                   -----------------------------------------
                                   Ron Oliver
                                   Human Resources Transition Manager



Date:  June 28, 2002



















                                       20